

Mail Stop 3561

October 6, 2009

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 N. Commerce Parkway, Suite 105
Weston, FL 33326

> **Re: Casino Players, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed September 22, 2009**
> **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated September 15, 2009 and have the following additional comments.

Use of Proceeds, page 21

1. Your disclosure indicates that your estimated expenses are $50,000. However, it appears that your use of proceeds table contemplates that the expenses will be less than $50,000 at the 25%, 50% and 75% funding levels. Please explain or revise accordingly. Make appropriate revisions throughout the registration statement, as appropriate.

2. Refer to the final paragraph of this section. The meaning of the second-to-last sentence is unclear. Please revise to clarify, if true, that if actual amounts differ from those set forth in the table, you will adjust your use of proceeds "proportionately." If this is not what you intend to do, please revise to explain the manner in which you will determine how funds will be apportioned if your proceeds are other than 25%, 50%, 75% or 100% of the maximum subscription amount. Also, we note that the last sentence of this section might suggest that, notwithstanding your table on page 21, your use of proceeds will be entirely discretionary. Please delete the last sentence of the final paragraph of this section or revise to clarify. Note that any revisions must provide disclosure consistent with the requirements of Item 504 of Regulation S-K, including Note 7.

Organization Within Last Five Years, page 35

3. We note you have revised your disclosure in the fourth paragraph based upon our comment 4 from the staff letter dated Sept. 15, 2009. However, it appears you do not consistently present negative numbers parenthetically within this paragraph. As you discuss both revenues and losses within the paragraph, and have presented losses within parenthesis, you should also present your loss from inception within parenthesis for clarity. Please revise.

Changes in and Disagreements with Accountants, page 46

4. We note the change you made to the third paragraph in response to our previous comment 8. However, based upon your change, it now appears that the last sentence of that same paragraph should refer to multiple years, not "that year". Please revise accordingly.

Independent Auditor's Report, page F-2

5. It appears you have removed all reference to the statement of stockholders equity in the auditor's report. Provided that this statement was indeed audited, it should be specifically identified in the auditor's report. Please revise.

Statement of Stockholders Equity, page F-5

6. We note that you have labeled your financial statements as "consolidated" pursuant to our previous comment 13. However, the statement of stockholders equity is not labeled as consolidated in the title. Please revise accordingly.

Revenue Recognition, page F-7

7. Pursuant to our comment 12 from the staff letter dated Sept. 15, 2009, we note that you have made the appropriate changes to your revenue recognition policy in the notes for the interim financial statements for the period ended June 30, 2009. However, this change was not made to the notes for the financial statements for the year ended December 31, 2008. If this revenue recognition policy was the same for all periods presented, please revise the revenue recognition policy note on page F-7 accordingly. In this regard, please note that our comment specifically applies to the filed copy of the amendment. We note that the printed copy of that document you provided to the staff does include the revised material.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel H. Morris
Attorney-Advisor

cc: Via Facsimile (732) 530-9008
Virginia K. Sourlis, Esq.
The Sourlis Law Firm